FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, T P Goodlace (Chief Operating Officer), J G Hopwood, G Marcus,
D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za
Enquires
Willie Jacobsz
Tel       +508 358-0188
Mobile +857 241-7127
MEDIA RELEASE
ANNUAL REPORT OF GOLD FIELDS LIMITED FOR
FINANCIAL YEAR TO 30 JUNE 2008
Johannesburg, 29 September 2008 - Gold Fields Limited today
issued and mailed its Annual Report for the financial year to 30 June
2008 to shareholders and other interested parties.

The report incorporates all aspects of the group’s business, including reviews of both the South African and international operations, exploration and development projects as well as detailed financial information.

To allow stakeholders to fully assess performance, Gold Fields has integrated sustainable development as a key performance indicator, incorporating business, social and environmental issues in a comprehensive triple bottom line report.

The Annual Report for F2008, as well as a comprehensive Mineral
Reserves and Resources supplement, is available in electronic format on the Gold Fields website at www.goldfields.co.za
.
ends
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 3.64 million ounces per annum from eight operating mines in
South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE
Limited (primary listing), New York Stock Exchange (NYSE), Dubai International Financial
Exchange (DIFX), Euronext in Brussels (NYX) and SWX Swiss Exchange (SWX).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 29 September 2008
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs